AB 3/7

SECURITI 08028595
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COUNTRY Capital MANAGEMENT COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1705 Towanda Avenue
(No. and Street)

Bloomington	Illinois	61701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Borowski 309-821-3312
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

233 S. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/20

OATH OR AFFIRMATION

I, Peter J. Borowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COUNTRY Capital Management Company, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
Mary Brougher
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires May 19, 2009

Mary Brougher
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

COUNTRY Capital Management Company
Years Ended December 31, 2007 and 2006
With Reports of Independent Registered Public Accounting Firm

COUNTRY Capital Management Company

Financial Statements
and Supplementary Information

Years Ended December 31, 2007 and 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
COUNTRY Capital Management Company

We have audited the accompanying statements of financial condition of COUNTRY Capital Management Company (a wholly owned subsidiary of COUNTRY Life Insurance Company®) (the Company) as of December 31, 2007 and 2006, and the related statements of operations and retained earnings (accumulated deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COUNTRY Capital Management Company at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the 2007 basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such additional information has been subjected to the auditing procedures applied in our audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 25, 2008

COUNTRY Capital Management Company

Statements of Financial Condition

	December 31 2007	December 31 2006
Assets		
Cash and cash equivalents	$ 1,118,553	$ 415,847
Investments, at fair value *(Note 2)*	–	349,860
Accounts receivable	73,242	75,340
Interest receivable	–	6,611
Due from affiliates	84,169	160,984
Income taxes recoverable	439,335	4,240
Total assets	$ 1,715,299	$ 1,012,882
Liabilities and stockholder's equity		
Accounts payable and accrued expenses	$ 101,123	$ 95,854
Due to affiliates	518,645	432,192
Total liabilities	619,768	528,046
Stockholder's equity:		
Preferred stock, par value $100 per share:		
Authorized – 10,000 shares; issued and outstanding – None	–	–
Common stock, stated value $50 per share:		
Authorized, issued, and outstanding – 10,000 shares	500,000	500,000
Retained earnings (accumulated deficit)	595,531	(15,164)
Total stockholder's equity	1,095,531	484,836
Total liabilities and stockholder's equity	$ 1,715,299	$ 1,012,882

See accompanying notes.

COUNTRY Capital Management Company

Statements of Operations and Retained Earnings (Accumulated Deficit)

	Year Ended December 31	
	2007	**2006**
Revenues		
Marketing fees:		
Insurance sales	**$ 1,331,017**	$ 1,129,801
Mutual fund sales	**1,108,282**	1,003,782
College savings plans	**55,590**	8,102
Service fees from parent	**3,240,000**	1,770,000
Investment income	**46,796**	40,697
Change in net unrealized appreciation (depreciation) on investments	**122**	(3,430)
Total revenues	**5,781,807**	3,948,952
Expenses		
Commission expense:		
Insurance sales	**974,657**	825,207
Mutual fund sales	**707,609**	613,858
College savings plans	**26,026**	3,604
General management services *(Note 4)*	**3,383,839**	2,723,555
Professional services	**26,658**	42,429
Dues and assessments	**4,061**	4,137
Other	**23,317**	4,364
Total expenses	**5,146,167**	4,217,154
Income (loss) before income taxes	**635,640**	(268,202)
Income taxes *(Note 5)*		
Current expense	**24,945**	1,025
Deferred expense (benefit)	**–**	(1,316)
	24,945	(291)
Net income (loss)	**610,695**	(267,911)
(Accumulated deficit) retained earnings at beginning of year	**(15,164)**	252,747
Retained earnings (accumulated deficit) at end of year	**$ 595,531**	$ (15,164)

See accompanying notes.

COUNTRY Capital Management Company

Statements of Cash Flows

	Year Ended December 31	
	2007	**2006**
Operating activities		
Net income (loss)	**$ 610,695**	$ (267,911)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Change in net unrealized appreciation/depreciation on investments	**(122)**	3,430
Amortization of premium on investments	**(18)**	(155)
Decrease in deferred income tax benefit	**–**	(1,316)
Increase (decrease) in due from affiliates	**76,815**	(65,582)
Decrease in accounts receivable and interest receivable	**8,709**	18,728
(Increase) decrease in income taxes recoverable	**(435,095)**	9,805
Increase in accounts payable and accrued expenses and due to affiliates	**91,722**	117,593
Net cash provided by (used in) operating activities	**352,706**	(185,408)
Investing activities		
Proceeds from maturities of investments	**350,000**	300,000
Net cash provided by investing activities	**350,000**	300,000
Increase in cash and cash equivalents	**702,706**	114,592
Cash and cash equivalents at beginning of year	**415,847**	301,255
Cash and cash equivalents at end of year	**$ 1,118,553**	$ 415,847

See accompanying notes.

1. Organization and Significant Accounting Policies

Organization and Operations

COUNTRY Capital Management Company (the Company) is a wholly owned subsidiary of COUNTRY Life Insurance Company® (COUNTRY Life), which is a wholly owned subsidiary of the Illinois Agricultural Holding Co., which, in turn, is a subsidiary of the Illinois Agricultural Association.

The Company's primary business is to serve as a broker/dealer of mutual fund, variable annuity, and variable universal life insurance products for the agents of COUNTRY® Insurance & Financial Services (COUNTRY). In September 2006, the Company began distributing college savings plans. Marketing fees from variable annuity and variable universal life insurance products represented approximately 23% and 29% of total revenues in 2007 and 2006, respectively. Marketing fees from mutual funds represented approximately 19% and 25% of total revenues in 2007 and 2006, respectively, and are generated through the sales of mutual funds offered by unaffiliated brokers and by COUNTRY Trust Bank, a wholly owned subsidiary of COUNTRY Life. Marketing fees from sales of college savings plans represented 1% and less than 1% of total revenues in 2007 and 2006, respectively. Although the Company is registered in 27 states, its principal market is Illinois.

The Company is party to a service agreement with COUNTRY Life in recognition of the benefits provided to COUNTRY Life's agency force by the availability of compliant registered insurance and financial products. Under the terms of the service agreement, COUNTRY Life paid the Company an annual service fee of $3,240,000 and $1,770,000 in 2007 and 2006, respectively. The service fees generated under this agreement accounted for 56% and 45% of the Company's total revenues in 2007 and 2006, respectively.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

1. Organization and Significant Accounting Policies (continued)

Recent Accounting Pronouncement

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest, penalties, accounting in interim periods, and disclosure related to uncertain income tax positions. The FASB recently finalized FIN 48-2, which will defer the effective date of FIN 48 for certain nonpublic entities. Accordingly, the Company is not required to adopt FIN 48 in 2007. The Company is currently evaluating the impact that the adoption of FIN 48 will have, if any, on the financial statements and notes thereto. However, the Company does not expect the adoption of FIN 48 to have a material effect on the financial position or operating results.

Investments

Investments are recorded at fair value. Changes in fair value on investments are included as revenue in the statements of operations and retained earnings (accumulated deficit). Fair value is determined using independent pricing sources.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Short-term investments are recorded at fair value and include investments in a money market mutual fund. Cost approximates fair value.

Marketing Fees

Marketing fees on insurance and mutual fund sales are recognized as revenue when the fees are earned by the Company.

2. Investments

The Company did not have investments in fixed maturities at December 31, 2007. The amortized cost and fair value of the Company's investments in fixed maturities at December 31, 2006, are as follows:

Issuer	Maturity	Amortized Cost	Unrealized Depreciation	Fair Value
At December 31, 2006:				
Bonds – GE Capital	2007	$ 349,982	$ (122)	$ 349,860

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital equal to the greater of 6 2/3% aggregate indebtedness or $5,000. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007 and 2006, the Company had net capital of $472,160 and $225,907, respectively, and net capital requirements of $41,318 and $35,203, respectively. The Company's ratio of net capital to aggregate indebtedness was 1.31 to 1 and 2.34 to 1 at December 31, 2007 and 2006, respectively. The net capital rules may effectively restrict the payment of advances or cash dividends.

4. Related-Party Transactions

The Company utilized the facilities, services, and staff of its related companies in the course of serving as a broker/dealer for the agents of COUNTRY. Charges for such facility usage and services were $3,383,839 and $2,723,555 for the years ended December 31, 2007 and 2006, respectively, which includes allocations of payroll expenses and certain employee benefits.

5. Income Taxes

The Company files its tax return on a separate-company basis. The effective tax rate differs from the prevailing corporate tax rate due principally to the effect of state income taxes and the deferred tax valuation allowance. Deferred income taxes result from the difference in the bases of investments for financial reporting and tax purposes.

5. Income Taxes (continued)

The components of income tax expense (benefit) for the years ended December 31, 2007 and 2006, are as follows:

	Federal	State	Total
2007			
Current	**$ 12,459**	**$ 12,486**	**$ 24,945**
Deferred	**–**	**–**	**–**
	$ 12,459	**$ 12,486**	**$ 24,945**
2006			
Current	$ –	$ 1,025	$ 1,025
Deferred	(1,316)	–	(1,316)
	$ (1,316)	$ 1,025	$ (291)

The Company has net operating losses for tax purposes of approximately $0 and $591,000 in 2007 and 2006, respectively. As the result of this and alternative minimum tax, the Company has a deferred tax asset of approximately $1,200 and $207,000 in 2007 and 2006, respectively. Cumulative losses create uncertainty about the realization of the tax benefits in future years. Accordingly, the Company recorded a valuation allowance of $1,200 and $207,000 at December 31, 2007 and 2006, respectively, against the deferred tax asset. There is no net operating loss carryforward available at December 31, 2007, to offset future years taxable income.

The Company made tax payments of $86,645 and $1,269 during 2007 and 2006, respectively. An additional payment of $373,500 was made in late 2007. The Company filed for a refund for overpayments in January 2008 and received the funds in February 2008.

Supplementary Information

COUNTRY Capital Management Company

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2007

Aggregate indebtedness		
Accounts payable and accrued expenses and due to affiliates		$ 619,768
Net capital		
Common stock		$ 500,000
Retained earnings		595,531
Total stockholder's equity		1,095,531
Less:		
Unsecured receivables	$ 596,746	
Securities haircut	26,625	623,371
Net capital		$ 472,160
Capital requirements		
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 41,318
Net capital in excess of requirements		430,842
Net capital as above		$ 472,160
Ratio of aggregate indebtedness to net capital		1.31 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's Unaudited December 31, 2007, Part IIA FOCUS filing.

COUNTRY Capital Management Company

Schedule II – Statement Relating to Certain Determinations Required Under Rule 15c3-3

December 31, 2007

The Company is exempt under Rule 15c3-3, paragraph (k)(1), of the Securities Exchange Act of 1934, as the Company has limited business (mutual funds and/or variable annuities only).

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
COUNTRY Capital Management Company

In planning and performing our audit of the financial statements of COUNTRY Capital Management Company (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2008

END